02022434

ITED STATES
D EXCHANGE COMMISSION
.ington, D.C. 20549

AB

Vf 5-10-02

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SEC FILE NUMBER
8- 46396

ANNUAL AUDITED REPORT
FORM X17A5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waterford Financial, Inc.

RECD S.E.C. MAY 0 9 2002 550

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 South 4th Street, Suite 1050
(No. and Street)

Minneapolis	Minnesota	55415
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlene F. Cooke (612) 338-1097
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 2 0 2002
THOMSON FINANCIAL P

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KM

OATH OR AFFIRMATION

I, Carlene F. Cooke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterford Financial, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LISA A. MUNIGHAN
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Carlene F. Cooke
Signature

Treasurer
Title

Lisa A. Munighan
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Waterford Financial, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Waterford Financial, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterford Financial, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

March 6, 2002

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

WATERFORD FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
CASH	$ 10,958
RECEIVABLE FROM CLEARING BROKER	7,031
RECEIVABLES - OTHER, not allowable for net capital	7,837
OTHER ASSETS	8,502
	$ 34,328
LIABILITIES AND STOCKHOLDERS' EQUITY	
ACCRUED EXPENSES	$ 1,365
STOCKHOLDERS' EQUITY	32,963
	$ 34,328

See notes to financial statements.

WATERFORD FINANCIAL, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2001

INCOME	
Commissions	$ 283,978
Consulting	55,750
Other	2,392
	342,120
OPERATING EXPENSES	
Salaries and commissions	286,291
Employee benefits	26,319
Payroll taxes	15,759
Other	116,954
	445,323
NET LOSS	$ (103,203)

See notes to financial statements.

WATERFORD FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2001

	Common Stock *	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
BALANCE AT DECEMBER 31, 2000	$ 60,000	$ 507,320	$ (431,154)	$ 136,166
Net loss	-	-	(103,203)	(103,203)
BALANCE AT DECEMBER 31, 2001	$ 60,000	$ 507,320	$ (534,357)	$ 32,963

* 6,000,000 shares authorized, issued and outstanding at $.01 par value

See notes to financial statements.

WATERFORD FINANCIAL, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

OPERATING ACTIVITIES		
Net loss		$ (103,203)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing broker	$ 21,865	
Receivables - other	28,248	
Other assets	8,514	
Accrued expenses	(4,143)	54,484
Net cash used by operating activities and net decrease in cash		(48,719)
CASH		
Beginning of year		59,677
End of year		$ 10,958

See notes to financial statements.

WATERFORD FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies -

Description of Business

The Company is a securities broker/dealer registered with the Securities and Exchange Commission (SEC), regulated by the National Association of Securities Dealers, Inc. (NASD), and is a subsidiary of Waterford Holding Corporation. The Company executes trades for clients primarily in the Midwestern United States and California, and deals primarily in private placements and investment banking.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue and Expense Recognition

Commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Income Taxes

The Company's loss is included in the consolidated income tax return of its parent company. A valuation reserve has been recorded equal to tax benefits generated from net operating losses.

2. Off-Balance Sheet Risk -

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event other parties are unable to fulfill their contractual obligations.

Cash is maintained in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

WATERFORD FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

3. Net Capital Requirement and Exemption -

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2001, the net capital ratio was .08 to 1 and net capital was $16,624, which exceeded the minimum capital requirement by $11,624.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

4. Related Party Transactions and Commitment -

The Company incurred a management fee of $58,000 to a related corporation whose majority stockholder is a director of the Company, in exchange for providing funding for certain expenses, including rent, utilities and office related costs. The Company is also required to pay $35,000 to the related corporation upon the sale of the Company's broker-dealer license.

5. Concentration of Revenue -

Private placement commissions accounted for 74% of total income and $205,019 was from three private placement clients.

6. Income Taxes -

The Company has a federal and state net operating loss carryforward of approximately $116,000, which will expire in various amounts through the year 2016. Deferred income taxes related to the operating loss carryforward is as follows:

Deferred income tax asset	$ 29,000
Valuation allowance	(29,000)
Net deferred income taxes	$ -

The valuation allowance increased $26,000 in 2001.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT - SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Waterford Financial, Inc.
Minneapolis, Minnesota

We have audited the accompanying financial statements of Waterford Financial, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated March 6, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

March 6, 2002

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

WATERFORD FINANCIAL, INC.

COMPUTATION OF NET CAPITAL
December 31, 2001

NET CAPITAL		
Stockholders' equity		$32,963
Deductions:		
Nonallowable items:		
Receivables - other	$ 7,837	
Other assets	8,502	16,339
NET CAPITAL		$ 16,624
BASIC NET CAPITAL REQUIREMENTS		
Net capital		$ 16,624
Minimum net capital required		5,000
Excess net capital		$ 11,624
AGGREGATE INDEBTEDNESS		
Accrued expenses		$ 1,365
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.08
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2001		
Net capital as reported by the Company		$ 16,624
Net audit adjustments		-
		$ 16,624

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus
& Company, LLP

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Waterford Financial, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Waterford Financial, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

> There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Waterford Financial, Inc. for the year ended December 31, 2001, and this report does not affect our report thereon dated March 6, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

March 6, 2002

Lurie Besikof Lapidus
& Company, LLP

WATERFORD FINANCIAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2001